News Release

Burcon JV Company, Merit Functional Foods, Partners with

Bunge to Bring Pea and Canola Protein to Market

Vancouver, August 27, 2020 - Burcon NutraScience Corporation ("Burcon") (TSX:BU, OTCQB:BUROF), a global technology leader in the development of plant-based proteins, is pleased to announce that its joint venture company, Merit Functional Foods Corporation ("Merit Foods" or "Merit") has received a $30 million investment from a new equity partner, Bunge Limited (NYSE: BG) ("Bunge"), a leading international agribusiness and food company. The partnership will expedite Merit's construction of its state-of-the-art plant-based protein production facility in Manitoba, Canada, where it will produce, under license, Burcon's novel pea and canola protein ingredients. It will be the only commercial-scale facility capable of producing food-grade canola protein in the world. Construction is well underway, and the plant is on track to be fully operational by December 2020.

In addition to purchasing equity directly from Merit, Bunge purchased additional shares and debt from existing Merit shareholders who are Burcon's joint venture partners. As a result of these transactions, Bunge is a 25% shareholder in Merit, and Burcon is now Merit Foods largest shareholder owning 33.3% of the plant-based protein producer.

"Burcon is thrilled to have Bunge as an equity partner in Merit Foods," said Johann F. Tergesen, Burcon's president and chief executive officer, adding: "This secures the future for Merit, which will benefit greatly from Bunge's large canola origination footprint and multinational platform.  With this transaction, Burcon is aligned with a leader in the global food ingredients industry, expanding Merit's reach to new customers and consumers in Canada, North America and worldwide."

The demand for plant-based foods and beverages including dairy and meat alternatives is rapidly increasing. Merit's product portfolio of pea and canola protein ingredients supports the growing need for highly functional and taste-forward plant-based applications. As one of the leading processors of canola in Canada, Bunge has strong origination expertise and will supply Merit with certain critical inputs. Bunge's experience in selling canola-based products will complement Merit's patented processing technology.

"We're excited to have a global partner like Bunge recognize our mission and assist us in accelerating our plans and path to launch," Merit's Co-CEO Ryan Bracken said. "Bunge also holds a deep knowledge of international commodity markets which will help reinforce our canola business globally."

As part of the transactions announced today, Bunge, Burcon and Merit's other shareholders have agreed to certain contractual rights, including a right, but not an obligation, of Burcon, in certain circumstances, to participate in a sale of all but not less than all of its shares in Merit, and that in certain circumstances, Merit will have the right to buyout from Burcon the May 2019 license and production agreement for an amount representing the discounted future royalties over the life of the license agreement.

About Burcon NutraScience Corporation

Burcon is a global technology leader in the development of plant-based proteins.  With over 285 issued patents and more than 250 additional patent applications, that have been developed over a span of more than twenty years, Burcon has grown an extensive portfolio of composition, application, and process patents covering novel plant-based proteins derived from pea, canola, soy, hemp, sunflower seed and more.  In 2019, Merit Functional Foods Corporation was established in a joint venture by Burcon and three veteran food industry executives.  Merit Foods is building a state-of-the-art protein production facility in Manitoba, Canada, where it will produce, under license, Burcon's novel pea and canola protein ingredients.  For more information visit www.burcon.ca.

About Merit Functional Foods

Established in 2019, Merit Functional Foods is committed to exceeding expectations for plant-based protein, providing the market with the highest quality protein ingredients and blends that offer unmatched purity, exceptional taste, and excellent solubility. Merit is building a state-of-the-art production facility in Winnipeg, where it will produce a portfolio of pea and canola protein ingredients with exceptional functional and nutritional values. For more information, visit meritfoods.com.

About Bunge

Bunge (www.bunge.com, NYSE: BG) is a world leader in sourcing, processing and supplying oilseed and grain products and ingredients. Founded in 1818, Bunge's expansive network feeds and fuels a growing world, creating sustainable products and opportunities for more than 70,000 farmers and the consumers they serve across the globe. The company is headquartered in St. Louis, Missouri and has almost 25,000 employees worldwide who stand behind more than 350 port terminals, oilseed processing plants, grain facilities, and food and ingredient production and packaging facilities around the world.

Forward-Looking Information Cautionary Statement

The TSX has not reviewed and does not accept responsibility for the adequacy of the content of the information contained herein. This press release contains forward-looking statements or forward-looking information within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements or forward-looking information involve risks, uncertainties and other factors that could cause actual results, performances, prospects and opportunities to differ materially from those expressed or implied by such forward-looking statements. Forward looking statements or forward-looking information can be identified by words such as "anticipate," "intend," "plan," "goal," "project," "estimate," "expect," "believe", "future," "likely," "may," "should," "could", "will" and similar references to future periods. All statements other than statements of historical fact included in this release are forward-looking statements, including, without limitation, statements regarding the expected use of proceeds contained in this press release. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements or information. Important factors that could cause actual results to differ materially from Burcon's plans and expectations include the actual results of business negotiations, marketing activities, adverse general economic, market or business conditions, regulatory changes and other risks and factors detailed herein and from time to time in the filings made by Burcon with securities regulators and stock exchanges, including in the section entitled "Risk Factors" in Burcon's annual information form dated June 29, 2020 filed with the Canadian securities administrators on www.sedar.com. Any forward-looking statement or information only speaks as of the date on which it was made and, except as may be required by applicable securities laws, Burcon disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise. Although Burcon believes that the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance, and accordingly, investors should not rely on such statements.

Investor Contact

Paul Lam

Manager, Business Development

Burcon NutraScience Corporation

Tel (604) 733-0896, Toll-free (888) 408-7960

plam@burcon.ca

www.burcon.ca

Media Contact:

Steve Campbell, APR

President

Campbell & Company Public Relations

Tel (604) 888-5267

TECH@CCOM-PR.COM